December 30, 2022

BY EDGAR Submission

Mr. Dale Welcome

Ms. Anne McConnell

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

    Re:     Advanced Energy Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 16, 2022

File No. 000-26966

Dear Mr. Welcome and Ms. McConnell:

Advanced Energy Industries, Inc. (the “Company”) is submitting the following response to the written comments contained in the letter from the staff of the U.S. Securities and Exchange Commission, Division of Corporation Finance, Office of Manufacturing (the “Staff”), dated December 16, 2022, on the Company's Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”). The Staff's comments and related responses from the Company are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Continuing Operations, page 37

1.	Please revise MD&A in future annual and quarterly filings to more fully address the following:
●	Disclose and discuss the specific reasons for the changes in demand by market during each period presented;
●	When you disclose and discuss multiple factors that impact your operations, quantify the impact of each factor, for example, we note you identify multiple factors that impact gross profit;
●	You disclose here, and in quarterly filings, that the decrease in gross profit as a percent of revenue is largely related to higher material and freight costs, as well as productivity inefficiencies resulting from supply constraints. Discuss whether and how supply chain disruptions materially affect your outlook or business goals. Quantify and disclose, to the extent possible, how sales, profits, and/or liquidity have been impacted and discuss known trends or uncertainties resulting from any mitigation efforts being undertaken, including whether mitigation efforts introduce new material risks related to product quality, reliability, or regulatory approval; and
●	You disclose here, and in quarterly filings, that you are experiencing price increases in select components and, to the extent permitted, you pass increased costs on to customers. Quantify and disclose the impact of the inflationary pressures you experience and update your disclosures to indicate the extent to which you are able to pass increased costs on to customers to mitigate the inflationary pressures.

Advanced Energy industries, inc.

1595 Wynkoop Street, Suite 800 | Denver, co 80202 | USA | +1.970.221.0108 | advancedenergy.com

Response:

With respect to the first part of the Staff’s comment:

●	“Disclose and discuss the specific reasons for the changes in demand by market during each period presented;”

In future filings, we confirm that we will describe and disclose meaningful specific reasons driving change in demand in each of our markets attributable to various market trends, customer buying patterns, design wins, macroeconomic and any new specific reasons to the extent applicable, for each period presented and provide those disclosures in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

For example, we intend to leverage and provide similar disclosure as made in our 2021 Form 10-K, beginning on page 34, in the section captioned “Business Environment and Trends”, where we disclosed, in pertinent part, changes in demand for each of our markets as follows:

o	Semiconductor Equipment Market:

“The Semiconductor Equipment market is experiencing continued demand growth since 2019, driven by higher semiconductor contents across many industries, increased capital intensity at the leading-edge process nodes, semiconductor device makers investing in the trailing-edge nodes due to supply constraints and increased regional investments of semiconductor capacities. Advanced Energy participated in this market growth by delivering record revenue from the Semiconductor Equipment market in 2021, even with the negative impact of limited availability of critical parts due to global supply constraints. In addition, increased demand for semiconductor devices for a wide range of applications as global economies begin to recover is expected to drive investment in new capacity throughout 2022.”

o	Industrial and Medical Market:

“During 2021, we saw improvement in industrial markets as global economic growth resumed and our customers were able to increase capacity after governmental restrictions were relaxed during the second half of 2020. Demand for medical products during 2020 was driven by critical care applications, offset by lower investment related to elective procedures. During 2021, demand for critical applications has declined while other demand has improved. During 2021, overall customer demand improved, but supply constraints of critical components limited our ability to ship product at the level of customer demand. However, even with the limited supply, revenue from the Industrial and Medical market grew in the year as a result of our growth strategy. We expect demand in the Industrial and Medical market to grow in 2022, but the supply constraint condition has extended into the year.”

o	Data Center Computing Market:

“Driven by the growing adoption of cloud computing, market demand for server and storage equipment has shifted from enterprise on-premises computing to the data center, driving investments in data center infrastructure. In addition, the data center industry has started to transition to 48 Volt infrastructure, where 48 Volt DC power replaces 12 Volt in server racks in order to improve overall power efficiency. Advanced Energy benefits from these trends by leading the industry in providing 48 Volt server power solutions to the data center industry. Further, demand for edge computing is growing, driven by the need for faster processing, lower latency, higher data security, and more reliability than traditional cloud computing.”

“In late 2019 and through 2020, demand for our embedded power products in the Data Center Computing market increased significantly driven by our share gains and a capacity ramp at hyperscale customers. In addition, we believe as a consequence of COVID-19, hyperscale demand has risen in the near term given the increased need for cloud and

Advanced Energy industries, inc.

1595 Wynkoop Street, Suite 800 | Denver, co 80202 | USA | +1.970.221.0108 | advancedenergy.com

network applications in the current environment. Demand declined in the second half of 2020 as a result of market digestion but started to recover during 2021. However, our 2021 revenue declined due to the limited availability of parts given global supply constraints, which prevented us from producing products to meet the growing demand. We expect demand in this market to grow in 2022, but the supply constraint condition has extended into this year.”

o	Telecom and Networking Market:

“Telecom service providers have started to invest in 5G, and this trend is expected to drive demand of our products into the Telecom and Networking market. In datacom, demand is driven by networking investments by telecom service providers and enterprises upgrading of their network, as well as cloud service providers and data centers investing in their networks for increased bandwidth.”

“Demand in late 2019 and the first half of 2020 was lower as geopolitical issues and consolidation of wireless telecom providers drove slower global investment in cellular and network infrastructure. Revenue increased sequentially in the third and fourth quarters of 2020, primarily as a result of modest improvement in market conditions and improved manufacturing capacity amid COVID-19. During 2021, revenue declined as a result of the limited availability of parts given global supply constraints and our internal decision to optimize our portfolio toward higher margin applications within the Telecom and Networking market. Going into 2022, we expect demand in this market to recover driven by increased investments in 5G infrastructure, but the supply constraint condition has extended into the year. It is not clear how long these supply shortages will persist or how quickly our supply will recover.”

With respect to the second part of the Staff’s comment:

●	“When you disclose and discuss multiple factors that impact your operations, quantify the impact of each factor, for example, we note you identify multiple factors that impact gross profit;”

In future filings, when we discuss multiple contributing factors that impact our operations (including with respect to gross profit), we will quantify the material contributing factors (to the extent quantifiable and reasonably estimable). For example, we have experienced part premiums above our standard costs as we have sourced certain parts in the open market outside our normal supplier relationships, and we will quantify and disclose the impact these premiums have had on our gross profit to the extent material.

With respect to the third part of the Staff’s comment:

●	“You disclose here, and in quarterly filings, that the decrease in gross profit as a percent of revenue is largely related to higher material and freight costs, as well as productivity inefficiencies resulting from supply constraints. Discuss whether and how supply chain disruptions materially affect your outlook or business goals. Quantify and disclose, to the extent possible, how sales, profits, and/or liquidity have been impacted and discuss known trends or uncertainties resulting from any mitigation efforts being undertaken, including whether mitigation efforts introduce new material risks related to product quality, reliability, or regulatory approval;”

Supply chain constraints have caused the Company to source certain parts in the open market outside of the Company’s normal supplier relationships for premiums above our standard costs, and, in future filings, we will quantify the impact of these premiums to our gross profit to the extent material.

Additionally, in future filings, we will quantify and disclose, to the extent possible, how sales, profits, or liquidity have been impacted by supply chain disruptions and discuss whether and how these

Advanced Energy industries, inc.

1595 Wynkoop Street, Suite 800 | Denver, co 80202 | USA | +1.970.221.0108 | advancedenergy.com

disruptions materially affect our outlook and business goals. For example, in future filings to the extent material, we will discuss our level and quality of backlog as an indicator of supply chain disruptions and our ability to fully satisfy our customer demand.

We do not believe that our mitigation efforts have introduced any new material trends or uncertainties or risks related to product quality, reliability, or regulatory approval. Additionally, we note that qualitatively, while liquidity has been impacted from supply chain disruption, the impact has not been material to the Company, and as discussed in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in the section captioned “Liquidity and Capital Resources”, we believe our sources of liquidity will be adequate to meet anticipated working capital needs, anticipated levels of capital expenditures, contractual obligations, debt repayment, share repurchase programs, and dividends for the next twelve months and on a long-term basis.

With respect to the fourth part of the Staff’s comment:

●	“You disclose here, and in quarterly filings, that you are experiencing price increases in select components and, to the extent permitted, you pass increased costs on to customers. Quantify and disclose the impact of the inflationary pressures you experience and update your disclosures to indicate the extent to which you are able to pass increased costs on to customers to mitigate the inflationary pressures.”

General inflation did not have a material impact on our business and results of operations for the fiscal year ended December 31, 2021; however, to the extent it does have a material impact in the future, we will quantify and disclose the impact of the inflationary pressures we experience and update our disclosures to indicate the extent to which we are able to pass increased costs on to customers to mitigate any such inflationary pressures.

While general inflationary pressures have not materially impacted our business, we note that sourcing parts in the open market outside of our normal supplier relationships for premiums above our standard costs has increased our product costs. This impact is directly quantifiable, and in future filings to the extent material, we will quantify the impact of these premiums to our gross profit.

Consolidated Financial Statements

Note 3. Revenue, page 64

2.

We note you disclose revenue by geographical region. Please tell us your consideration for presenting revenue for each material individual foreign country as required by ASC 280-10-50-41. We also note your risk factor disclosure related to your operations in China. To enable investors to more fully understand and evaluate this risk, please revise future filings to quantify your operations in China, including sales and purchases related to China.

Response:

The Company evaluates its disclosures of revenues attributable to individual foreign countries during each reporting period in accordance with ASC 280-10-50-41 (“ASC 280”). We have historically applied judgment when evaluating our disclosures related to disclosing revenue by geographic area as ASC 280 does not prescribe a quantitative threshold for purposes of disclosing revenues from an individual foreign country. We consider the materiality of the revenues attributable to each individual country compared to the consolidated revenue of the Company. Our considerations include assessing whether the presentation of revenues for any individual foreign country would impact the decision making of a reader of the financial statements, and whether excluding such information would prevent a reader from obtaining a reasonable understanding of the Company’s result of operations.

Advanced Energy industries, inc.

1595 Wynkoop Street, Suite 800 | Denver, co 80202 | USA | +1.970.221.0108 | advancedenergy.com

Given our risk factor disclosure related to our operations in China, in future filings beginning with our Annual Report on Form 10-K for the year ended December 31, 2022, we will quantify and disclose our revenues in China when greater than 10% of total consolidated revenues in Note 3, Revenue. Additionally, we will continue to monitor revenues for all foreign countries, and in future filings, we will separately disclose revenues attributable to any individual foreign country that exceed 10% of the Company’s consolidated revenues.

Furthermore, to clarify the disclosure in future filings, we will include the following disclosure, to the extent applicable: “No revenue attributable to any other individual country outside of the U.S. exceeds 10% of our total consolidated revenues in the periods presented”.

Furthermore, we continue to evaluate our risk of operations in China and to the extent we identify a concentration in the available sources of supply of materials, labor, or services that makes us vulnerable to the risk of a near-term severe impact from our operations in China, we will quantify and disclose the concentration in future filings in accordance with the disclosure requirements of ASC 275-10-50-16.

* * *

We acknowledge that Advanced Energy and its management are responsible for the accuracy and adequacy of Advanced Energy’s disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. If you have any questions with respect to the foregoing, please do not hesitate to contact me.

/s/ Paul Oldham_____________________
Paul Oldham Chief Financial Officer and Executive Vice President Advanced Energy Industries, Inc.

Advanced Energy industries, inc.

1595 Wynkoop Street, Suite 800 | Denver, co 80202 | USA | +1.970.221.0108 | advancedenergy.com